SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated February 7, 2003

Nokia Corporation

Nokia House

Keilalahdentie 4

02150 Espoo

Finland

(Name and address of registrant’s principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒          Form 40-F  ☐

Enclosures:

1.  Letter to our shareholders

2.  Nokia Corporation Proxy Material for Annual General Meeting on March 27, 2003

3.  Nokia Proxy Card

LETTER TO OUR SHAREHOLDERS

2002 - A WORK IN PROGRESS

Big picture focus

As we entered 2002, we faced a world of uncertainty — uncertainty in the economy, in international events and in our own market, with a lot of ambiguity surrounding consumer and operator behavior. Now, looking back over the last 12 months, we are more than pleased with what we were able to accomplish.

During the year, the mobile industry began showing signs of a turnaround, although operators continued under pressure. In mobile phones, overall handset volumes marked a return to growth, increasing to 405 million units, while the number of mobile subscribers topped 1 billion.

2002- A record year

All this resulted in Nokia’s sales essentially being flat for the year at EUR 30 billion. But this is not to say that we were standing still. We focused on those things that we could influence — further developing our operational efficiency, our product line-up and the strong Nokia brand. In 2002, we increased our investments in both R&D and brand while continuing our trend of exceptional profitability.

We also broke a lot of records. We achieved record phone volumes both for the full year and the final quarter 2002. We reached a record market share for the full-year, as well as for the final quarter. We launched a record number of new products and we ended the year with our highest ever, net cash position.

This speaks very highly for the people we have at Nokia. It is a special team that can adjust to hard and uncertain times and still perform this well, and we believe we have done better than most.

Strong industry commitment to openness

At the industry-level, commitment to openness and transparency was apparent in the overwhelming support for the Open Mobile Alliance, launched in June. As we move forward, cooperation across industries and companies that once seemingly had nothing in common is becoming increasingly critical for growth.

In addition to cooperation and openness, mobile industry expansion is being driven by subscriber growth in emerging markets, as well as the next wave of compelling mobile applications and services, such as multimedia messaging, or MMS. We were extremely pleased with the fast uptake of multimedia messaging during the year, with over 100 network operators already offering MMS services to millions of users.

Strengthening our product portfolio

Nokia Mobile Phones continued to renew its industry-leading portfolio, launching new products combining color, imaging, multimedia and mobile games. Of the total phones launched in 2002, nearly half had color screens and multimedia capability, which attests to the growing share of feature-rich phones in our product line-up.

In imaging, we began shipping our iconic camera phone, the Nokia 7650, expanding the scope of the mobile market from voice to visual communications. Feedback from customers and users has been extremely positive, as consumer behavior moves to an era of showing what you mean versus just saying it.

During the year, we also launched our first WCDMA 3G phone, which began deliveries to operators for testing in October 2002. We also commenced shipments of our first CDMA2000 1X mobile phones in the Americas.

In mobile software, we were very happy with the uptake of the Series 60 platform, which has fast become the leading platform for smart phones.

Flexible organization—adapting to change

Implementation of the new Nokia Mobile Phones’ organizational structure began in May and has brought with it a fresh entrepreneurial spirit and commitment to growth. Within the new structure, nine business units are responsible for product and business development each within a defined market segment. This allows us to optimize our activities in vertically-focused areas, while continuing to achieve economies of scale from horizontal functions, such as application software development and the company’s market-leading demand-supply network.

Doing business responsibly

As a result of our work in economic, environmental and social issues, and increased transparency in reporting, Nokia was again included in Socially Responsible Investment (SRI) benchmarks, such as the Dow Jones Sustainability Indexes and the FTSE4Good, as well as named the top stock held by SRI funds in Europe.

By conducting our business in a responsible way, we can make a significant contribution to sustainable development while at the same time building a strong foundation for economic growth.

Outlook for 2003 optimistic

Going into 2003, we expect the business environment to continue to be testing for all industry players. We remain optimistic on our mobile phone business, with total handset market volumes expected to rise.  However, our accessible infrastructure market is estimated to contract. As the market moves further into this new phase of advanced features and services, we see Nokia at the forefront in terms of expanding the range and scope of our product offering.

With our winning brand and product portfolio, backed by continued high investments in R&D and brand, we expect to make further market share gains during the year. In addition, good profitability, coupled with low capital expenditure, should enable us to again generate robust positive cash flow.

We intend to continue working with our shareholders in mind and thank you for your confidence and ongoing support.

Jorma Ollila	Pekka Ala-Pietilä
Chairman and CEO	President

THE ENCLOSED MATERIALS ARE TIME SENSITIVE. VOTING CARDS MUST BE ECEIVED FROM ADR HOLDERS BEFORE 10:00 A.M. (NEW YORK CITY TIME) ON MARCH 14, 2003, WHICH IS THE VOTING DEADLINE.

NOKIA CORPORATION

Proxy Material for

Annual General Meeting

On March 27, 2003 at 3 P.M. (Helsinki Time)

At Hartwall Areena

Veturitie 13, Helsinki, Finland

Materials Enclosed:

Depositary’s Notice of Annual General Meeting of Nokia Corporation

Questions and Answers on the Voting Process

Nokia Corporation’s Notice of Annual General Meeting

Questions and Answers on the Notice and Agenda of Annual General Meeting

Nokia’s Nomination Committee’s proposal on the composition of the Board of Directors of Nokia Corporation

Voting Card

Form 20-F of Nokia Corporation

Delivery of Shareholder Documents

Depositary’s Notice of
Annual General Meeting of
Nokia Corporation

ADSs:	American Depositary Shares (“ADSs”) evidenced by American Depositary Receipts (“ADRs”).

ADS CUSIP No.:	654902204.

Deposited Securities:	Shares, par value 0.06 euro each, of Nokia Corporation (the “Company”).

ADS Ratio:	1 Share to 1 ADS.

Depositary:	Citibank, N.A.

Deposit Agreement:

Amended and Restated Deposit Agreement, dated as of March 28, 2000, as amended from time to time, by and among the Depositary, the Company and the Holders from time to time of ADRs evidencing ADSs issued thereunder.

TIMETABLE

January 13, 2003	ADS Record Date Date on which ADR Holders are required to be record holders of the Company’s ADSs in order to receive proxy material.

March 14, 2003 10:00 A.M. (New York City time)

Voting Deadline
Date and time on which ADR Holders are required to have provided instructions to the Depositary to (i) vote their ADSs and (ii) temporarily record them on the Register of Shareholders of the Company as of the Finnish Record Date.

March 17, 2003	Finnish Record Date Date on which ADR Holders are required to be recorded on the Register of Shareholders of the Company in order to vote at the Meeting.

March 27, 2003 3:00 P.M. (Helsinki time)	Meeting Date Date on which the Company will hold its Annual General Meeting 2003 (the “Meeting”).

A RECORD HOLDER OF THE COMPANY’S ADSs AS OF THE CLOSE OF BUSINESS ON MARCH 14, 2003 WHO HAS PROVIDED VOTING INSTRUCTIONS TO THE DEPOSITARY BY THE VOTING DEADLINE, WILL BE TEMPORARILY RECORDED ON THE REGISTER OF SHAREHOLDERS OF THE COMPANY ON THE FINNISH RECORD DATE WITHOUT ANY FURTHER ACTION. THE QUESTIONS AND ANSWERS ON PAGES 4 AND 10 SHOULD ANSWER MOST OF YOUR QUESTIONS RELATED TO THE VOTING PROCESS AND THE AGENDA ITEMS OF THE MEETING.

The proposals by the Board of Directors of the Company and other additional information related to the meeting are available at http://www.nokia.com/agm and http://www.citibank.com/adr (click on “Nokia AGM”).

The enclosed materials are provided to allow you to vote at the Meeting of the Company. There are four alternative ways for voting:

a)                   Through the Internet: if you are a registered ADR Holder, i.e. you do not hold your ADSs through a custodian, broker or other agent, follow these instructions:

•                       Access the World Wide Web site: http://www.citibank.com/adr;

•                       Click on “For Shareholders” and then click on “Voting by Internet”;

•                       Input the Voter Control Number (located on the bottom portion of your Voting Card); and

•                       Complete the Voting Instructions provided on the Internet site by the Voting Deadline.

If you hold your ADSs through a custodian, broker or other agent and you wish to vote through the Internet, you should refer to other information provided by your agent.

b)                  On the Telephone: if you are a registered ADR Holder, i.e. you do not hold your ADSs through a custodian, broker or other agent, follow these instructions:

•                       Call the telephone voting access number: 1-877-779-8683;

•                       Press the Voter Control Number (located on the bottom portion of your Voting Card); and

•                       Complete the Voting Instructions as indicated on a recording by the Voting Deadline.

If you hold your ADSs through a custodian, broker or other agent and you wish to vote on the telephone, you should refer to other information provided by your agent.

c)                   By Voting Card sent via mail, as follows:

•                       Complete all of the required information on the Voting Card;

•                       Sign the Voting Card; and

•                       Return the Voting Card by the Voting Deadline to Citibank, N.A., P.O. Box 8527, Edison, New Jersey 08818-9395.

If you hold your ADSs through a custodian, broker or other agent, you may have special instructions from your agent.

d)                  Moreover, you may attend the Meeting in person in Helsinki, Finland. Please see the instructions in the attached Questions and Answers.

By voting through the Internet or on the telephone or by signing and returning the Voting Card, you are:

•                       Certifying that you are a record holder of ADSs as of the close of business on March 14, 2003;

•                       Instructing the Depositary to arrange for the temporary recording of the Deposited Securities represented by your ADSs in your name on the Register of Shareholders of the Company, on the Finnish Record Date of March 17, 2003;

•                       Instructing the Depositary to vote your Deposited Securities in the manner indicated in the Internet or Telephone Voting Instructions or Voting Card; and

•                       Authorizing and directing the disclosure of your name, address, number of Deposited Securities held and account number to the Depositary, the Company, and the Finnish Registrar for the purpose of temporarily recording your name on the Register of Shareholders of the Company.

PLEASE NOTE THAT YOUR VOTING INSTRUCTIONS WILL NOT BE PROCESSED AND YOUR VOTES WILL NOT BE COUNTED IF YOU DO NOT SIGN (IF APPLICABLE) OR COMPLETE ALL REQUIRED INFORMATION, INCLUDING YOUR NAME, ADDRESS AND ACCOUNT NUMBER.

Please note that the Deposit Agreement provides that, in connection with the Meeting the Depositary shall not be responsible for instructions not carried out or for the manner in which such instructions are carried out or the effect of any such action or omission, provided that such action or omission is without negligence and in good faith.

If you have any questions concerning the enclosed material or if you need further explanation of the questions covered therein, please call Citibank, N.A., ADR Services at 1-877-NOKIA-ADR (1-877-665-4223).

You may also find additional information on the Internet pages http://www.citibank.com/adr.

* * * * * * * * * *

Citibank, N.A., as Depositary

The information contained in this notice regarding the Meeting has been provided by the Company.Citibank, N.A. is forwarding this information to you solely as Depositary and in accordance with the terms of the Deposit Agreement and disclaims any responsibility with respect to the accuracy or completeness of such information.Citibank, N.A. does not, and should not be deemed to, express any opinion with respect to the proposals to be considered at the Meeting.

Questions and Answers on the Voting Process

Which ADR Holders are entitled to vote?

ADR Holders who are record holders of the Company’s ADSs on the ADS Record Date of January 13, 2003 will receive the proxy material. Those ADR Holders who are record holders of the Company’s ADSs as of the close of business on March 14, 2003 are entitled to vote at the Meeting.

How does an ADR Holder vote?

Registered ADR Holder

If you are a registered ADR Holder, i.e. you do not hold your ADSs through a custodian, broker or other agent, you may vote at the Meeting either through the Internet, on the telephone, by the Voting Card sent via mail or by attending the Meeting in person by following the instructions provided in this proxy booklet.

ADR Holder holding his/her ADSs through a custodian, broker or other agent

 If you hold your ADSs through a custodian, broker or other agent, you should, in order to vote at the Meeting, refer to information provided by your agent.

How can I vote through the Internet?

If you are a registered ADR Holder, i.e. you do not hold your ADSs through a custodian, broker or other agent, you can vote through the Internet by accessing the Citibank World Wide Web site http://www.citibank.com/adr. Click on “For Shareholders” and then on “Voting by Internet”, input the Voter Control Number (located on the bottom portion of your Voting Card) and complete the Voting Instructions by the Voting Deadline of March 14, 2003. If you hold your ADSs through a custodian, broker or other agent, you should, in order to vote through the Internet, refer to information provided by your agent.

How can I vote on the telephone?

If you are a registered ADR Holder, i.e. you do not hold your ADSs through a custodian, broker or other agent, you can vote over the telephone by calling: 1-877-779-8683. Input the Voter Control Number (located on the bottom portion of your Voting Card) and complete the Voting Instructions by the Voting Deadline of March 14, 2003. If you hold your ADSs through a custodian, broker or other agent, you should, in order to vote on the telephone, refer to information provided by your agent.

How can I vote by Voting Card sent via mail?

As an ADR Holder you can also vote by completing the enclosed Voting Card, signing it and returning it to the Depositary in the envelope provided herewith, by the Voting Deadline of March 14, 2003. If you hold your ADSs through a custodian, broker or other agent, you may have additional delivery instructions.

How can I vote by attending the Meeting in person?

As an ADR Holder you can vote in person at the Meeting in Helsinki, Finland by temporarily becoming a direct and registered shareholder on the Register of Shareholders of the Company as of the Finnish Record Date of March 17, 2003 and by notifying the Company of your intention to attend the Meeting in person.

If you wish to become a direct and registered shareholder of the Company and attend the Meeting in person, please:

(i)                  contact and instruct (if you are a registered ADR Holder) or have your agent contact and instruct (if you hold your ADSs through a custodian, broker or other agent) Citibank’s ADR Services at 1-877-NOKIA-ADR (1-877-665-4223) by the Voting Deadline of March 14, 2003, to register you temporarily as a direct and registered shareholder on the Register of Shareholders of the Company as of the Finnish Record Date of March 17, 2003; and

(ii)               contact the Company to give notice of your attendance at the Meeting on March 21, 2003, at the latest, as indicated in the Company’s Notice of Annual General Meeting on page 8 of this proxy booklet.

If you wish to authorize your own representative to attend the Meeting in person on your behalf, you must, in addition to following the requirements set forth above, issue a dated and signed proxy to him/her. The proxy should be received at the Register of Shareholders of the Company on March 21, 2003, at the latest, as indicated in the Company’s Notice of Annual General Meeting on page 8 of this booklet.

What is the Finnish Record Date?

According to Finnish law, a shareholder must be recorded on the Register of Shareholders of the Company ten days prior to the Meeting, i.e. on the Finnish Record Date of March 17, 2003, in order to be entitled to vote at the Meeting.

Will I be recorded on the Register of Shareholders of the Company on the Finnish Record Date?

Yes. If you are a record holder of the Company’s ADSs as of the close of business on March 14, 2003, and you have provided your voting instructions to the Depositary as instructed in this proxy booklet, you will be automatically recorded on the Register on a temporary basis.

Are there any other requirements in connection with the Finnish Record Date?

No. Being a record holder of the Company’s ADSs as of the close of business on March 14, 2003 and providing voting instructions to the Depositary by the Voting Deadline automatically ensures that the ADR Holder will be temporarily recorded on the Register of Shareholders of the Company on the Finnish Record Date of March 17, 2003.

What is the temporary recording of the Deposited Securities on the Company’s Register of Shareholders and why is it required?

As mentioned above, only shareholders registered on the Register of Shareholders of the Company on the Finnish Record Date of March 17, 2003, may vote at the Meeting. As an ADR Holder, in the normal course, your Deposited Securities are registered on the Register of Shareholders of the Company in the name of Citibank’s local custodian. For you to vote at the Meeting, the Deposited Securities underlying your ADSs must be temporarily re-recorded from Citibank’s local custodian’s name to your name on the Register of Shareholders of the Company as of the Finnish Record Date. This is done temporarily for the purpose of voting at the Meeting only.

What happens if the Internet Voting Instructions, the Telephone Voting Instructions or the Voting Card are incompletely executed? What must the Internet Voting Instructions, the Telephone Voting Instructions or the Voting Card contain in order to be completely executed?

If you do not provide ALL the information requested in the Internet Voting Instructions, the Telephone Voting Instructions, or the Voting Card, your votes will not be counted.

The following information (included in your Internet Voting Instructions, Telephone Voting Instructions or on your Voting Card) is required for the votes to be counted:

•                       Signature (only applicable for written instructions);

•                       Address;

•                       Number of Deposited Shares held; and

•                       Account number.

The address and account number must be provided for the “beneficial owner” — the person or corporate entity (ex. corporation, partnership, etc.) owning the beneficial interest in the ADR.

If a broker, custodian or other agent signs for his/her client (who is the beneficial owner of the ADSs), such agent must give the name and address for the beneficial owner (if an individual), and provide some evidence to the Depositary that it has the full authority to vote on behalf of the beneficial owner of the ADSs. Brokers, custodians or other agents fulfilling these requirements should also fill in the “Agent Authorization Form” provided to them separately.

Can Voting Instructions be changed?

Yes, Voting Instructions may be changed at any time prior to the Voting Deadline of 10:00 A.M. (New York City time) on March 14, 2003 by completing new Voting Instructions on the Internet Voting website, by giving new Telephone Voting Instructions at 1-877-779-8683 or by calling Citibank’s ADR Services at 1-877-NOKIA-ADR (1-877-665-4223) and requesting a new Voting Card and returning the new and completed Voting Card to the Depositary.

Please note that the last instructions received by the Depositary (whether it be a new Voting Card, Internet Voting Instructions, or Telephone Voting Instructions) by the Voting Deadline will be the Voting Instructions followed by the Depositary.

Can custodians, brokers or other agents vote via the Citibank World Wide Web site?

No. Custodians, brokers or other agents must follow the standard practices provided by their agents and The Depository Trust Company.

What information is required from me to vote my ADSs?

Finnish law and regulations require at the minimum the following information from a beneficial owner:

•                       Name;

•                       Address;

•                       Number of Deposited Securities held; and

•                       Identification number (i.e. account number).

Please note that by voting your ADSs, you are authorizing your bank, broker, or nominee to disclose the above-mentioned information to the Depositary, the Company, and the Finnish Registrar for the purpose of temporarily recording your name on the Company’s Register of Shareholders. Without disclosure of this information, your votes will not be counted.

Is it possible to receive proxy materials over the Internet?

Yes. Nokia is pleased to announce that you may receive all future mailings of Nokia shareholder documents (such as disclosure documents, proxy material, etc.) in a timely manner as well as, convenient and cost-effective over the Internet. Please see the enclosed leaflet “Delivery of Shareholder Documents via the Internet” with respect to instructions on receiving the documents over the Internet.

“Householding” of shareholder documents

In December 2000, the Securities and Exchange Commission adopted a rule allowing companies to send a single set of shareholder documents, such as proxy materials, information statements or other disclosure documents to any household at which two or more ADR Holders reside. This process is commonly referred to as “householding”. The shareholder documents that are affected by the new SEC rule are: Annual Reports, proxy materials, information statements or other disclosure documents. The rule does not apply to the Voting Card. Each registered ADR holder will continue to receive a separate Voting Card.

Householding will not only reduce the volume of duplicate information received at your household, but it will also help Nokia to reduce its operating expenses. For these reasons, Nokia is taking advantage of the rule.

A number of custodians, brokers and other agents with account holders who are Nokia ADR Holders will  be “householding”, i.e. sending a single set of proxy materials to multiple ADR Holders sharing an address, unless contrary instructions have been received from an affected ADR Holder. Once you have received notice from your custodian, broker, other agent or the Company that they will be “householding” shareholder documents, “householding” will continue until you are notified otherwise or until you revoke your consent.

This year, Nokia will be “householding”, i.e. sending a single set of proxy materials to multiple ADR Holders sharing an address who held Nokia ADRs on January 13, 2003, unless contrary instructions have been received from an affected ADR Holder. If you did not respond to last year’s notice of Nokia’s intention to “household” shareholder documents, “householding” will continue until you are notified otherwise or until you revoke your consent.

Registered ADR Holder

If you are a registered ADR Holder, i.e. you do not hold your ADSs through a custodian, broker or other agent, and wish to receive a single set of shareholder documents at your household, you must do the following:

A.                If you have the same last or family name as the other ADR holder(s) at you address, you do not need to take any sort of action. Unless you notify us by April 30, 2003, your household will begin receiving a single set of our shareholder documents.

B.                  If you have a different last or family name from the other ADR holder(s) at your address, you and the other ADR holder(s) must provide written consent to receive a single set of materials. Your consent can be provided by completing the enclosed form and returning it with your proxy material to Citibank, N.A., Shareholder Services, P.O. Box 8963, Edison NJ 08818-9303.

If you prefer to continue to receive your own set of our shareholder documents, please contact Citibank, N.A., on or before April 30, 2003 by calling its toll-free number, 1-877-NOKIA-ADR (1-877-665-4223), and informing them of your request.

Please be aware that your consent will remain in effect until you revoke it. You can revoke your consent at any time by contacting Citibank, N. A. and informing them of your request. This can be done by calling to the toll-free number, 1-877-NOKIA-ADR (1-877-665-4223) or by directing your written request to Citibank, N.A., Shareholder Services, P.O. Box 8963, Edison NJ 08818-9303. Your request to begin receiving your own set of shareholder documents will be effective within 30 days of your request.

ADR Holder holding his/her ADSs through a custodian,broker or other agent

If you hold your ADSs through a custodian, broker or other agent, please notify your custodian, broker or other agent by telephone or direct your written request to them in accordance with the instructions you have received from them.  Your request to receive your own set of shareholder documents will be effective within 30 days of your request.

How can my household receive a single set of proxy materials in the future?

Registered ADR Holder

If you are a registered ADR Holder, i.e. you do not hold your ADSs through a custodian, broker or other agent, and have not already received a single set of proxy materials or other shareholder documents as described above, please call 1-877-NOKIA-ADR (1-877-665-4223) or direct your written request to Citibank, NA., Shareholder Services, P.O. Box 8963, Edison NJ 08818-9303. Your request to begin receiving your own set of shareholder documents will be effective within 30 days of your request.

ADR Holder holding his/her ADSs through a custodian,broker or other agent

If you hold your ADSs through a custodian, broker or other agent, please refer to the information provided by them.

NOTICE OF ANNUAL GENERAL MEETING
Notice is given to the shareholders of Nokia Corporation (the “Company”)
of the Annual General Meeting to be held
on Thursday, March 27, 2003 at 3:00 p.m. at Hartwall Areena, Veturitie 13, Helsinki, Finland.
Registration of the persons who have given a prior notice to attend will commence at 1:30 p.m.

The following matters will be on the agenda of the Meeting:

1.                   The matters specified in Article 12 of the Articles of Association

2.                   Proposal by the Board of Directors to grant stock options to key persons of Nokia

The Board of Directors proposes that as a part of Nokia’s incentive program the key persons of Nokia Group and a fully owned subsidiary of Nokia Corporation be granted a maximum of 94 600 000 stock options, which entitle to subscribe for a maximum of 94 600 000 new Nokia shares with a par value of 6 cents each.

Each stock option entitles to subscribe for one Nokia share with a par value of 6 cents. The share subscription prices will regularly be determined based on calendar quarters and subject to the resolution by the Board based on calendar months according to which the stock options will also be divided into subcategories.

The share subscription price for a stock option subcategory is the trade volume weighted average price of the Nokia share on the Helsinki Exchanges during the first whole week of a second month of such quarter according to which the stock option has been nominated (i.e. February, May, August or November) and, for the monthly priced stock options, the first whole week of such month according to which the stock option has been nominated.

Share subscription period will commence no earlier than July 1, 2004, and terminate no later than December 31, 2009 in accordance with the Board’s resolution to be made at a later time.

3.                   Proposal by the Board of Directors to authorize the Board of Directors to resolve to increase the share capital

The Board of Directors proposes that the Annual General Meeting authorize the Board to resolve to increase the share capital of the Company with a maximum of EUR 57 000 000 by issuing new shares, stock options or convertible bonds in one or more issues. As a result of share issuance, subscription of shares pursuant to stock options and conversion of convertible bonds into shares an aggregate maximum of 950 000 000 new shares, each with a par value of 6 cents, may be issued, at a subscription price and on the terms and conditions as decided by the Board. Of this amount a maximum of EUR 3 000 000 may result from incentive plans.

The Board proposes that it be authorized to disapply the shareholders’ pre-emptive rights to the Company’s shares provided that from the Company’s perspective important financial grounds exist such as financing or carrying out of an acquisition or another arrangement, as well as granting incentives to key persons. It is proposed that the Board be authorized to determine that a share subscription may be made in kind or otherwise on certain terms.

The authorization is proposed to be effective for a period of one year until March 27, 2004.

4.                   Proposal by the Board of Directors to authorize the Board of Directors to resolve to repurchase Nokia shares

The Board of Directors proposes that the Annual General Meeting authorize the Board to resolve to repurchase a maximum of 225 000 000 Nokia shares with a par value of 6 cents, by using funds available for distribution of profits.

The shares can be repurchased either

a)                   through a tender offer made to all the shareholders on equal terms and for an equal price determined by the Board; or

b)                  through public trading in which case the shares will be repurchased in another proportion than that of holdings of the current shareholders. The Company may enter into derivative, share lending or other arrangements provided by law, whereby the repurchase price is based on the market price of Nokia share in public trading.

The shares may be repurchased in order to develop the capital structure of the Company, to finance or carry out acquisitions or other arrangements, to grant incentives to key persons or in connection with these, to be transferred in other ways, or to be cancelled.  Repurchases will reduce the Company’s distributable retained earnings.

The authorization is proposed to be effective for a period of one year until March 27, 2004.

5.                   Proposal by the Board of Directors to authorize the Board of Directors to resolve to dispose Nokia shares held by the Company

The Board of Directors proposes that the Annual General Meeting authorize the Board to resolve to dispose a maximum of 225 000 000 Nokia shares with a par value of 6 cents.

The authorization includes that the Board has the right to resolve to whom, under which terms and conditions and how many shares are disposed. The shares may be disposed at a price determined by the Board, also for consideration in kind. The authorization also allows the Board to resolve to dispose the shares in another proportion than that of the shareholders’ pre-emptive rights to the Company’s shares, provided that from the Company’s perspective important financial grounds exist such as financing or carrying out acquisitions or other arrangements, as well as granting incentives to key persons. The shares may also be disposed through public trading through exchanges the rules of which entitle companies to trade in their own shares.

The authorization is proposed to be effective for a period of one year until March 27, 2004.

6.                   Dividend

The Board of Directors has decided to propose to the Annual General Meeting a dividend for the fiscal year 2002 of EUR 0.28 per share. The dividend will be paid to shareholders registered in the Register of Shareholders held by Finnish Central Securities Depository Ltd on the record date, April 1, 2003. The Board proposes that the dividend be paid on or about April 16, 2003.

7.                   Composition of the Board of Directors

Nomination Committee of the Board will propose to the Annual General Meeting that the number of Board members be nine and that all the present Board members — Paul J. Collins, Georg Ehrnrooth, Bengt Holmström, Per Karlsson, Jorma Ollila, Robert F.W. van Oordt, Marjorie Scardino, Vesa Vainio and Arne Wessberg — be re-elected until the closing of the following Annual General Meeting.

8.                   Election of the Auditor

The external Auditor is elected by the shareholders at the Annual General Meeting for one fiscal year at a time. The Audit Committee of the Board has evaluated the performance and the independence of the current auditor of Nokia, PricewaterhouseCoopers Oy, for the fiscal year 2002. The Audit Committee recommends the re-election of PricewaterhouseCoopers Oy for the fiscal year 2003.

Annual Accounts 2002 and the proposals by the Board of Directors

Nokia Annual Accounts 2002 and the proposals by the Board mentioned in paragraphs 2 to 5 above are available at Nokia’s Internet pages at www.nokia.com/agm as of February 10, 2003, at the latest. Paper copies of these documents with enclosures are on display at the Head Office of the Company at Nokia House, Keilalahdentie 4, Espoo, Finland, as of March 20, 2003. The copies of the documents will be sent to shareholders upon request, and they are also available at the Meeting.

Right to Attend and Vote at the Meeting

In order to attend and have a right to vote at the Meeting,

a)                   a shareholder must be registered in the Register of Shareholders of Nokia, held by Finnish Central Securities Depository Ltd, on Monday, March 17, 2003; and;

b)                  a shareholder must give a prior notice to attend the Meeting to Nokia by 4:00 p.m. (Finnish time) on Friday, March 21, 2003.

Registration in the Register of Shareholders

In order to attend the Meeting, shareholders who hold their shares under a name of a nominee must contact their bank, broker or other custodian to be temporarily recorded in the Register of Shareholders. The recording must be made effective on March 17, 2003, at the latest.

Prior Notice to Attend

A prior notice to attend the Meeting may be given either

a)                   through Nokia’s Internet pages at www.nokia.com/agm (available only for directly registered shareholders);

b)                  by letter to the Registry of Shareholders, Nokia Corporation, P.O. Box 226, FlN-00045 NOKIA GROUP;

c)                   by telefax to +358 7180 38984; or

d)                  by telephone to +358 7180 34700 from Monday to Friday at 10:00 a.m. — 4:00 p.m. (Finnish time). The notice should arrive at the Company by 4:00 p.m. (Finnish time) on Friday, March 21, 2003.

Advance Delivery of Proxies

Possible proxies for representing a shareholder at the Meeting shall arrive to the Registry of Shareholders of the Company on Friday, March 21, 2003, at 4:00 p.m. (Finnish time) at the latest.

Espoo, January 23, 2003

BOARD OF DIRECTORS

Questions and Answers on the Notice and Agenda of the Annual General Meeting

The Company has provided Citibank with the following information with respect to the Agenda of the Meeting as numbered in the Voting Instruction. Nokia encourages its shareholders to exercise their right to vote. Nearly 30 % of Nokia 's ownership is represented by ADR Holders, and although the majority of those shareholders outside Finland will not physically attend Nokia 's Annual General Meeting, their voices can be heard via their vote.

What is the dividend amount proposed by the Board of Directors of Nokia?

Nokia’s Board of Directors proposes, under item 1(b), a dividend of EUR 0.28 per share to be distributed for the financial year 2002.

When will I receive the dividend?

The dividend will be paid to the Depositary on April 23, 2003, which will then be distributed to all shareholders shortly thereafter either directly to you or through your broker.

What does discharging of the Chairman, the members of the Board of Directors and the President from liability under item 1(c) mean?

This is one of the standard matters voted at during Nokia’s shareholder’s meetings, which according to Finnish mandatory law must be discussed and resolved at each Annual General Meeting for the preceding financial year. In principle, the resolution provides a release from liability towards the company for the Chairman and the members of the Board and the President, for matters occurred in the financial year 2002. This release from liability will only cover matters that are within the knowledge of Nokia and the shareholders when the resolution is taken, provided that the resolution of the meeting is made legally in proper order.

Is it possible to vote on the nomination of members to the Board of Directors?

Yes. Under items 1(d) and 1(g), an ADR Holder may either cast a vote of support for the Nomination Committee’s proposal of membership and number of members, or abstain. ADR Holders cannot vote against the Nomination Committee’s proposal, as it is only possible to make counter proposals and cast a vote of support for such counter proposals at the actual Meeting. The Nomination Committee’s proposal is on page 12 of this proxy booklet.

Why does the Board of Directors propose granting stock options to key persons of Nokia under item 2?

Stock option plans are a part of Nokia’s total compensation program in order to compete for and retain talented personnel resources globally. As one of the earlier Nokia stock option plans terminates in 2003 and two other plans’ stock options start to vest, a new stock option plan is needed to complement competitive long-term incentives for key persons of Nokia.

What do the authorizations under items 3-5 mean?

As a Finnish company Nokia may not, pursuant to mandatory Finnish law, issue new shares, repurchase Nokia shares or dispose them without shareholders’ approval, or a shareholders’ authorization to the Board for these actions. The Nokia Board proposes an extension of the authorizations it presently holds to issue new shares, as well as repurchase and/or dispose Nokia shares. Such authorizations are only valid for the year following the approval.

Related to the proposed authorization to repurchase shares under item 4, the Board has on January 23, 2003 announced that it expects to proceed with a stock repurchase plan in 2003 as a means to develop Nokia’s capital structure. In addition, the authorization to repurchase shares may be used in financing or other arrangements.

A resolution under items 3-5 requires a qualified majority of the votes cast, as well as of the shares represented at the meeting. ADR Holders form a significant number of Nokia shares represented at the Meeting. Therefore, in order for the Board to receive the authorizations proposed, the Company encourages ADR Holders to vote under these items.

Please see the complete proposals by the Board of Directors on Internet http://www.citibank.com/adr and http://www.nokia.com/agm

What does the statement of the Audit Committee of the Board mean in respect of election of the Auditor?

Pursuant to Finnish law, shareholders of the Company elect the external Auditor at the Annual General Meeting for one fiscal year at a time. The role of Nokia’s Audit Committee is, among other things, to oversee the independence and the overall performance of the Auditor. The Audit Committee has evaluated the performance and the independence of the current auditor of Nokia, PricewaterhouseCoopers Oy, for the fiscal year 2002. The Audit Committee recommends the re-election of PricewaterhouseCoopers Oy, for the fiscal year 2003.

Why is a new item 6, which pertains to other matters at the Annual General Meeting, on the agenda this year?

Under Finnish law, Nokia’s Notice of Annual General Meeting must include an agenda setting out the matters to be brought before the meeting. The agenda must include those matters, which, pursuant to Nokia’s Articles of Association and mandatory Finnish law, must be resolved at the Annual General Meeting. In order for other matters to be included in the Notice of the Annual General Meeting and related agenda, the Board of Directors must be given sufficient notice of said items.

Despite the preparation and timing of the drafting of the agenda, various matters of order may require a vote at the actual Meeting. Matters of order may include, but are not limited to, the election of the chairman of the meeting and persons to scrutinize the minutes. The Voting Instructions under item 6 relate to these kinds of matters only.

At the date on which this proxy material went to press, the Board of Directors was not aware of any matters to be voted upon at the Meeting other than those included in the Notice of the Annual General Meeting.

What does it mean if I mark the box to give a discretionary proxy regarding item 6 of the Annual General Meeting?

If you have marked the relevant box and “other matters” are properly brought before the Meeting, the nominated representative of the Company will have a discretionary proxy to vote your ADSs with respect to those “other matters”.  You will find the names of the nominated representatives on the proxy card.

The “other matters” under item 6 to which this authorization relates include matters and proposals that are NOT included in the Notice of the Meeting and therefore are NOT on the agenda of the Meeting, and which the Board of Directors is NOT currently aware of.

What does it mean if I do not mark the box to give a discretionary proxy regarding item 6 of the Annual General Meeting?

If you have not marked the relevant box and other matters are properly brought before the Meeting, your ADSs will not be voted with respect to those other matters. A resolution on those other matters will then be made only by the votes cast at the actual meeting.

Are the proposals on the Agenda available in their entirety?

The proposals by the Nokia Board are available in their entirety on Internet through http://www.citibank.com/adr and http://www.nokia.com/agm.

PROPOSAL ON THE COMPOSITION OF THE BOARD OF DIRECTORS OF NOKIA

The Nomination Committee will propose to the Annual General Meeting that the number of members of the Board of Directors be nine and the following persons be re-elected for the term expiring at the closing of the following Annual General Meeting:

Paul J. Collins, b. 1936

Board member since 1998. Vice Chairman since 2000.

—      BBA (University of Wisconsin), MBA (Harvard Business School).

—      Vice Chairman of Citigroup Inc. 1998-2000, Vice Chairman and member of the Board of Directors of Citicorp and Citibank N.A. 1988-2000.

—    Holder of various executive positions at Citibank within investment management, corporate banking, corporate planning as well as finance and administration 1961-1988.

—    Member of the Board of Directors of BG Group, Genuity Corporation and Kimberly-Clark Corporation.

Georg Ehrnrooth, b. 1940

Board member since 2000.

—    Master of Science (Eng.) (Helsinki University of Technology).  President and CEO of Metra Corporation 1991-2000, President and CEO of Lohja Corporation 1979-1991.

—    Holder of various executive positions at Wärtsilä Corporation within production and management 1965-1979.

—    Chairman of the Board of Directors of Assa Abloy AB (publ) and Varma-Sampo Mutual Pension Insurance Company, Vice Chairman of the Board of Directors of Rautaruukki Corporation, member of the Board of Directors of Oy Karl Fazer Ab, Sandvik AB (publ), Sampo plc and Wärtsilä Corporation.

—      Chairman of The Center for Finnish Business and Policy Studies (EVA).

Dr Bengt Holmström, b. 1949

Paul A.Samuelson Professor of Economics at MIT, joint appointment at the MIT Sloan School of Management.

Board member since 1999.

—      Bachelor of Science (Helsinki University), Master of Science (Stanford University), Doctor of Philosophy (Stanford University).  Edwin J. Beinecke Professor of Management Studies at Yale University 1985-1994.

—    Member of the Board of Directors of Kuusakoski Oy.

—    Member of the American Academy of Arts and Sciences and Foreign member of The Royal Swedish Academy of Sciences.

Per Karlsson, b. 1955

Independent Corporate Advisor.

Board member since 2002.

—    Degree in Economics and Business Administration (Stockholm School of Economics).

—      Independent corporate advisor 1992-present.

—      Executive Director, with mergers and acquisitions advisory responsibilities, at Enskilda M&A, Enskilda Securities (London) 1986-1992.

—      Corporate strategy consultant at the Boston Consulting Group (London) 1979-1986.

—      Board member of IKANO Holdings S.A.

Jorma Ollila, b. 1950

Chairman and CEO and Chairman of the Group Executive Board of Nokia Corporation.

Board member since 1995.Chairman since 1999.

—      Master of Political Science (University of Helsinki), Master of Science (Econ.) (London School of Economics), Master of Science (Eng.) (Helsinki University of Technology).

—      President and CEO, and Chairman of the Group Executive Board of Nokia Corporation 1992-1999, President of Nokia Mobile Phones 1990-1992, Senior Vice President, Finance of Nokia 1986-1989.

—      Holder of various managerial positions at Citibank within corporate banking 1978-1985.

—      Vice Chairman of Otava Books and Magazines Group Ltd and member of the Board of Directors of Ford Motor Company and UPM-Kymmene Corporation.

—      Member of The European Round Table of Industrialists.

Robert F. W. van Oordt, b. 1936

Chairman of Rodamco Europe N.V.

Board member since 1998.

—      Drs of Economics (University of Amsterdam).

—      CEO of Rodamco Europe N.V. 2000-2001, Chairman of the Executive Board of NV Koninklijke KNP BT 1993-1996, Chairman of the Executive Board of Bührmann-Tetterode N.V. 1990-1993, Executive Vice President and COO, and member of the Board of Directors of Hunter Douglas Group N.V. 1979-1989.

—      Consultant and partner with McKinsey & Company Inc. 1967-1979.

—      Chairman of Rodamco Europe N.V., member of the Supervisory Board of Draka Holding N.V., member of the Board of Directors of Fortis Bank N.V., Schering-Plough Corporation and N.V. Umicore S.A.

Dame Marjorie Scardino, b. 1947

Chief Executive and member of the Board of Directors of Pearson plc.  Board member since 2001.

—      BA (Baylor), JD (University of San Francisco).

—      Chief Executive of The Economist Group 1993-1997, President of the North American Operations of The Economist Group 1985-1993.

—      Lawyer 1976-1985 and publisher of the Georgia Gazette newspaper 1978-1985.

Vesa Vainio, b. 1942

Board member since 1993.

—      LL.M. (University of Helsinki).

—      Chairman (1998-1999 and 2000-2002) and Vice Chairman (1999-2000) of the Board of Directors of Nordea AB (publ).  Chairman of the Executive Board and CEO of Merita Bank Ltd and CEO of Merita Ltd 1992-1997. President and CEO of Kymmene Corporation 1991-1992.

—      Holder of various other executive positions in Finnish industry 1972-1991.

—      Chairman of the Board of Directors of UPM-Kymmene Corporation and Vice Chairman of the Board of Directors of Wärtsilä Corporation.

—      Chairman of the Board of The Central Chamber of Commerce of Finland.

Arne Wessberg, b. 1943

Chairman of the Board of Directors and President of Yleisradio Oy (Finnish Broadcasting Company).

Board member since 2001.

—      Studies in economics in the University of Tampere (1963-1966).

—      Member of the Board of Trustees of IIC 1996-1998 and 1993-1995.

—      Holder of various positions at Finnish Broadcasting Company as a reporter and editor (1971-1976), in different executive roles (1979-1994), and as President (1994-present).

—      Chairman of the Board of Directors of Digita Oy. President of the European Broadcasting Union (EBU) and member of the Board of Directors of the International Council of NATAS.

X	8505

Please mark your vote as in this example

If this Voting Card is signed and timely returned to the Depositary but no specific direction as to voting is marked below as to an issue, the undersigned shall be deemed to have directed the Depositary to give voting instructions “FOR” the unmarked issue, except for item 6.

	FOR	AGAINST	ABSTAIN
1(a)

1(b)

1(c)

1(d)		N/A

1(e)	N/A	N/A	N/A

	FOR	AGAINST	ABSTAIN
1(f)	N/A	N/A	N/A

1(g)		N/A

1(h)		N/A

2

3

	FOR	AGAINST	ABSTAIN
4

5

6             Mark the box if you wish to instruct the Depositary to give a proxy to any one of Kaarina Ståhlberg, Marianna Uotinen-Tarkoma and Esa Kaunistola, all Legal counsels of Nokia Corporation, to authorize any of them (with full power of substitution) to vote, in their discretion, on your behalf only upon item 6 of the Annual General Meeting and any adjournments or postponement thereof.

SIGNATURE(S)	Date	as of March 14, 2003

Please sign your name to the Voting Card exactly as printed above. When signing in a fiduciary or representative capacity, give full title as such. Where more than one owner, each MUST sign. Voting Cards executed by a corporation should be signed in full corporate name by a duly authorized officer with full title as such.

DETACH HERE

1.	The matters specified in Article 12 of the Articles of Association:
	(a)	Approval of the Income Statements and the Balance Sheets;
	(b)	Approval of a dividend of EUR 0.28 per share;
	(c)	Approval of the discharge of the Chairman, the members of the Board of Directors and the President from liability;
	(d)	Approval of the number of members of the Board of Directors as proposed by the Nomination Committee;*
	(e)	Approval of the remuneration to be paid to the members of the Board of Directors;*
	(f)	Approval of the remuneration to be paid to the auditor;*
	(g)	Approval of the election of the members of the Board of Directors as proposed by the Nomination Committee;* and,
	(h)	Approval of the appointment of the auditor.*
2.	Approval of the granting of stock options to key persons of Nokia.
3.	Approval of the authorization to the Board to increase the share capital of the Company.
4.	Approval of the authorization to the Board to repurchase Nokia shares.
5.	Approval of the authorization to the Board to dispose Nokia shares held by the Company.
6.	Such other matters as may properly come before the Annual General Meeting.

For more details on the above agenda items please refer to the Company ’s Notice of Meeting enclosed herewith.

* Please note that the Company has informed the Depositary that pursuant to Finnish law proposals may be accepted with respect to these agenda items 1(d), (e), (f), (g), and (h) up to and including the Meeting. However, the Nomination Committee of the Board of Directors has disclosed proposals on items 1(d) and (g) (see page 12 of the proxy material) and the Audit Committee has disclosed a recommendation on item (h), and it is possible for the ADR Holders to vote “FOR” the Nomination Committee’s proposals and the Audit Committee’s recommendation.

If this Voting Card is signed and timely returned to the Depositary but no specific direction as to voting is marked above as to an issue, the undersigned shall be deemed to have directed the Depositary to vote “FOR” the unmarked issue, except for item 6.

To be signed, completed and returned to Citibank, N.A., as Depositary P.O.Box 8527, Edison, New Jersey
08818-9395, prior to 10:00 A.M. (New York City time) on March 14, 2003 for action to be taken.

2003 VOTING CARD	AMERICAN DEPOSITARY SHARES

Nokia Corporation (the “Company”)

ADS CUSIP No.:	654902204.

ADS Record Date:	January 13, 2003.

Meeting:	Annual General Meeting – March 27, 2003 at 3 P.M. (Helsinki time) at Hartwall Areena, Veturitie 13, Helsinki, Finland.

Deposited Securities:	Shares, par value 0.06 euro per share, of the Company.

You as the undersigned holder, as of the close of business on March 14, 2003 and as of the Finnish Record Date, of the American Depositary Receipts (the “ADRs”) issued under the Deposit Agreement and evidencing the number of American Depositary Shares identified on the reverse side hereof (such American Depositary Shares, the “ADSs”) and of the Deposited Securities, acknowledge receipt of a copy of the Depositary ’s Notice of Annual General Meeting and by signing the reverse side hereof:

(1)	certify that you are a record holder of ADSs as of the close of business on March 14, 2003 and as of the Finnish Record Date;

(2)

irrevocably authorize and direct the Depositary to cause to be voted at the Meeting (and any adjournment or postponement thereof) your Deposited Securities represented by your ADSs in the manner indicated on the reverse side hereof;

(3)

irrevocably authorize and direct the Depositary to temporarily record your Deposited Securities represented by your ADSs on the Register of Shareholders of the Company in your name on the Finnish Record Date of March 17,2003; and

(4)

irrevocably authorize and direct the Depositary to disclose your name, address, number of Deposited Securities held and account number to the Company and the Finnish Registrar for the purpose of temporarily recording your name on the Register of Shareholders of the Company.

DETACH HERE

Dear Shareholder:

Nokia Corporation encourages you to take advantage of new and convenient ways by which you can vote your shares. You can vote your shares electronically through the Internet or by telephone by the Voting Deadline. This eliminates the need to return your proxy card.

To vote your shares electronically, you must use the voter control number on the other side of the card, just below the perforation, to access the system.

1.	To vote over the Internet:
	•	Log on to the Internet and go to the web site http://www.citibank.com/adr
	•	Click on “For Shareholders” and then click on “Voting by Internet” and follow the instructions.
2.		To vote by telephone:
	•	On a touch-tone telephone, simply dial 1-877-779-8683 and follow the instructions. When you are finished voting, your vote will be confirmed and the call will end

If you choose to vote your shares electronically, there is no need to mail back your proxy card.

Your vote is important. Thank you for voting.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 7, 2003		Nokia Corporation

	By:	/s/ Ursula Ranin
Name: Ursula Ranin
Title: Vice President, General Counsel